                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 31, 1999

                                       Or

[ ]      Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CUTLER-HAMMER DE PUERTO RICO COMPANY RETIREMENT SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                  (Name of Plan)
                                                    CUTLER-HAMMER DE PUERTO RICO
                                                 COMPANY RETIREMENT SAVINGS PLAN

         Date: June 27, 2000                  By:      Eaton Corporation Pension
                                                        Administration Committee

                                                       By:       /s/ S. J. Cook
                                                                 ---------------
                                                                    (Signature)
                                                                  S. J. Cook
                                                  Vice President-Human Resources
                                                               Eaton Corporation

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AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cutler-Hammer de Puerto Rico Company Retirement Savings Plan
Plan Number 002
December 31, 1999 and 1998 and Year Ended December 31, 1999

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                         Report of Independent Auditors



Corporate Compensation and Organization
   Committee of Eaton Corporation
Cutler-Hammer de Puerto Rico Company
   Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cutler-Hammer de Puerto Rico Company Retirement Savings Plan as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Cleveland, Ohio                                     /s/ Ernst & Young LLP
June 9, 2000

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

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                                         DECEMBER 31
                                                                                  1999                1998
                                                                           ----------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares                                           $      1,058,509   $      1,038,972
   Mutual funds                                                                     6,664,437          4,243,942
   Common/collective trust funds                                                    6,766,898          5,856,744
   Money market funds                                                                   2,929              6,662
                                                                           ----------------------------------------
Total investments                                                                  14,492,773         11,146,320

Receivables:
   Contributions--Employer                                                             81,192             68,832
   Contributions--Employees                                                           214,278            181,434
   Interest                                                                                92                160
                                                                           ----------------------------------------
Total assets                                                                       14,788,335         11,396,746

LIABILITIES
Accrued purchase of investments                                                             -              5,080
                                                                           ----------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                            $     14,788,335   $     11,391,666
                                                                           ========================================

See notes to financial statements.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

            Statement of Changes in Net Assets Available For Benefits

                          Year Ended December 31, 1999

ADDITIONS
Contributions--Employees                                                                        $      2,106,112
Contributions--Employer                                                                                  731,926
Interest                                                                                                   1,670
Dividends                                                                                                314,857
Net appreciation in fair value of investments                                                          1,170,334
                                                                                             --------------------
Total additions                                                                                        4,324,899

DEDUCTIONS
Distributions to participants                                                                            928,230
                                                                                             --------------------

Net increase                                                                                           3,396,669
Net assets available for benefits at beginning of year                                                11,391,666
                                                                                             --------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                                               $      14,788,335
                                                                                             ====================

See notes to financial statements.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                          Notes to Financial Statements

                           December 31, 1999 and 1998

A.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Cutler-Hammer de Puerto Rico Company Retirement Savings Plan (the "Plan") are prepared under the accrual method of accounting.

Investments are stated at fair value as measured by quoted prices in active markets except for the money market funds, which are stated at fair value as determined by the trustee.

The cost of shares sold for mutual funds and common shares is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

B.     DESCRIPTION OF PLAN

Effective February 1, 1994, Cutler-Hammer de Puerto Rico Company (the "Company" or the "Plan Sponsor"), a wholly-owned subsidiary of Eaton Corporation, established the Plan. The Plan provides that all employees of the Company are eligible immediately upon employment.

Eligible employees may elect to make before-tax contributions to the Plan up to a maximum of 8% of their compensation. The Company has agreed to voluntarily contribute 50% of the employee contributions not exceeding 2% of the total compensation of the employee.

Contributions are allocated by the employee to any of the three investment funds offered by the Plan.

All administrative and transaction costs, management fees and expenses of the Plan shall be paid by the Company.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements--Continued

B.     DESCRIPTION OF PLAN--CONTINUED

Each participant's account is credited with the participant's contributions and allocations of Company contributions, Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account.

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of credited service or upon the death of the participant. Forfeitures of non-vested amounts shall be used to reduce future Company contributions.

The Company may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan Document, which is available from the Human Resources Department upon request.

C.     INVESTMENTS

Key Trust Company of Ohio, N.A., trustee of the plan, holds the Plan's investment assets and executes investment transactions.

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                            DECEMBER 31
                                                       1999              1998
                                                --------------------------------------
EB Managed Guaranteed Investment Contract Fund    $    6,766,898     $    5,856,744
Victory Stock Index Fund                               6,664,437          4,243,942
Eaton Corporation Common Shares                        1,058,509          1,038,972

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

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements--Continued

C.     INVESTMENTS--CONTINUED

During 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

Eaton Corporation Common Shares                                 $        18,745
Mutual Funds                                                            755,062
Common/collective Trust Funds                                           396,527
                                                              --------------------

                                                                $     1,170,334
                                                              ====================

D.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                           DECEMBER 31
                                                                     1999               1998
                                                              ---------------------------------------
Net assets available for benefits per the financial
   statements                                                   $     14,788,335   $     11,391,666
Amounts allocated to withdrawing participants                           (266,390)          (246,530)
                                                              ---------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS PER FORM 5500                 $     14,521,945   $     11,145,136
                                                              =======================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      1999
                                                              --------------------
Benefits paid to participants per the financial statements      $       928,230
Add:  Amounts allocated to withdrawing
  participants at December 31, 1999                                     266,390
Deduct: Amounts allocated to withdrawing
  participants at December 31, 1998                                    (246,530)
                                                              --------------------

BENEFITS PAID TO PARTICIPANTS PER FORM 5500                     $       948,090
                                                              ====================

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

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements--Continued

D.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500--CONTINUED

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not yet paid.

E.     INCOME TAX STATUS

The Plan has received a determination letter from the Puerto Rico Treasury Department stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws and that the related trust is exempt from income taxes.

F.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investment in the special funds of the trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

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                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                         EIN 34-1756466 Plan Number: 002

               Schedule H, Line 4(i)--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999


                                                                    Description of                  Current
                        Identity of issue                             Investment                     Value
-------------------------------------------------------------------------------------------------------------------

*   KeyBank:
      EB Managed Guaranteed Investment
        Contract Fund                                               486,460 units              $      6,766,898
      Victory Stock Index Fund                                      272,797shares                     6,664,437
      EB Money Market Fund                                            2,929 units                         2,929
*   Eaton Corporation Common Shares                                  14,575 shares                    1,058,509
                                                                                             ----------------------

                                                                                               $     14,492,773
                                                                                             ======================


* Indicates a party-in-interest to the Plan.

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